EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement pertaining to the registration of 15,000 shares of the common stock, par value $0.50 per share, together with associated preferred stock purchase rights, under the Non-Employee Directors Stock Option Plan of Scientific-Atlanta, Inc. and to the incorporation by reference therein of our reports dated August 24, 2005, with respect to the consolidated financial statements and schedule of Scientific-Atlanta, Inc., Scientific-Atlanta, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Scientific-Atlanta, Inc., included in its Annual Report (Form 10-K) for the year ended July 1, 2005 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

November 1, 2005